FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2017

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on May 24, 2017 in connection with the Registrant's Financial Results for the First Quarter of 2017.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By: /s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 24, 2017
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Elron Electronic Industries Ltd.
("Elron" or the "Company")
English Translation of Quarterly Report
for the First Quarter of 2017

Part I
Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended March 31, 2017
Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:
"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the First Quarter of 2017, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements as of March 31, 2017, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for the year ended December 31, 2016, filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2016 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than the ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the first quarter of 2017 that were already previously described in the 20-F Annual Report.

1.	Item 4A – Information on the Company: History and Development of the Company

1.1.	See Section 1.2 of the Board of Directors Report for details regarding developments in Elron and group companies during the period of this report and subsequent thereto.

1.2.	Investments

In the first quarter of 2017, Elron (directly and indirectly) invested approximately $2.7 million in group companies. For further details, see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

1.3.	Cloudyn

Cloudyn is in discussions with international parties which could lead to a sale of Cloudyn. It is hereby clarified that Cloudyn has not signed a definitive agreement for its sale. At this stage, it cannot be assessed whether Cloudyn will enter into any agreement for its sale and whether a transaction will materialize.

2.	Item 7B – Major Shareholders and Related Party Transactions: Related Party Transactions

2.1.	Services Agreement with DIC

Further to Item 7B, on April 1, 2017 the Services Agreement with DIC ended, and 13 employees, including Elron's CEO, ended their employment with DIC and were hired as employees of Elron. For further details on the termination of the Services Agreement see Item 7B of the 20-F Annual Report.

3.	Item 8 – Legal Proceedings

3.1.	For developments that took place in the legal proceedings with Elscint, see Note 4 to the Financial Statements.

Ari Bronshtein CEO	Yaron Elad CFO

         May 24, 2017, Tel Aviv, Israel

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the First Quarter of 2017

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, mainly medical devices, cybersecurity, information technology (IT) and enterprise software. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of March 31, 2017 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the public listing of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Identifying and exploiting investment opportunities in companies with innovative technology and significant exit potential.

•	Investing over the long term in order to maximize the possibility of enhancing the Group Companies' value.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make commercial use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Pocared Diagnostics Ltd. (55% by Elron, 12% by RDC) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice. The system's first application is diagnosis of Urinary Tract Infection.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset.

See Item 4.B – "Business Overview" of the Company's Annual Report for 2016 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2016 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Group Companies and Elron's holding percentage in them as of the date of filing this report are, among others, as follows:

•
CartiHeal (2009) Ltd. (34%) ("CartiHeal") - CartiHeal is developing an implant for repair of articular cartilage and osteochondral defects in loadbearing joints, such as the knee. The implant has a unique structure, composed of calcium carbonate with hyaluronic acid. The implant biodegrades in the implantation site, and promotes the regeneration of cartilage and subchondral bone.

•
Coramaze Technologies GmbH (31%) ("Coramaze") - Coramaze is a German company developing a minimally invasive device to treat functional mitral valve regurgitation.– backflow in the left side of the heart, caused by an enlarged left ventricle that prevents the valve from closing properly.

•
Notal Vision Inc. (21%) ("Notal Vision") - Notal Vision develops, manufactures and provides a system and services for remote monitoring of age-related macular degeneration, or AMD, patients at risk of vision loss, in order to enable early detection of visual changes before the disease progresses to the point of significant vision loss or blindness.

•	Nitinotes Ltd. (24%) ("Nitinotes) - Nitinotes is developing an endoscopic procedure that mimics gastric sleeve surgery for treatment of obesity.

•
SixGill Ltd. (22%) ("SixGill") - SixGill develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise.

•	Alcide IO Ltd. (26%) ("Alcide") - Alcide is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

•
SecuredTouch Inc. (29% by RDC) ("SecuredTouch") - SecuredTouch develops and provides a real time identity verification platform for mobile apps and mobile websites, that profiles users based on their physical behavior with touchscreen devices, allowing for seamless and persistent identity verification.

•	Cyber Secdo Ltd. (22% by RDC) ("Secdo") - Secdo operates in the field of automatic detection and investigation of cyber events in organizations through a platform that protects endpoints.

•
IronScales Ltd. (27% by RDC) ("IronScales") - IronScales provides a cloud-based (SaaS) solution, which aims to train the employees of an organization to take an active part in identifying and preventing targeted email attacks (spear-phishing).

•
Open Legacy Technologies Ltd. (39% by RDC) ("Open Legacy") - Open Legacy develops and markets a platform allowing integration of information systems in organizations, based on API (Application Programming Interface).

•	Cloudyn Software Ltd. (38% by RDC) ("Cloudyn") - Cloudyn develops and markets software-as-a-service (SaaS) solutions for cloud business management in global organizations.

•	PlyMedia Israel (2006) Ltd. (23%) ("PlyMedia") - PlyMedia has developed and markets a digital advertising platform for ad networks.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions, and the circumstances and characteristics of the group company whose sale is being considered.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Investments

•
In the first three months of 2017, Elron (directly and indirectly) invested approximately $2.7 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

•
Financing round in Alcide, led by a new investor - In February 2017, Alcide completed a financing round in the amount of up to $4 million, led by a new investor and with the participation of Elron (Elron's share was $0.75 million). Following this investment, Elron holds approximately 26% of Alcide's outstanding shares (for further details see Note 3.D to the Financial Statements).

•
Investment in CartiHeal, led by a new investor - In April 2017, subsequent to the reporting date, CartiHeal entered into an investment agreement in the amount of approximately $18.4 million, led by a new investor and with the participation of CartiHeal's principal shareholders, including Elron (Elron's share is $5.2 million). The first installment in the amount of approximately $6.1 million was invested immediately (Elron’s share in the first installment was approximately $1.7 million). Upon the completion of the entire investment Elron is expected to hold approximately 33% of CartiHeal's outstanding shares (for further details see Note 3.A to the Financial Statements).

1.2.2. Developments in Main Group Companies

•
BrainsGate's FDA Trial - Further to Item 4B of Elron's 2016 Annual Report, regarding the FDA study conducted by BrainsGate, as of the date of filing this report, BrainsGate has recruited approximately 815 patients.

1.2.3. Financing

•
As of the date of filing this report, Elron's and RDC's non-consolidated liquid resources amounted to approximately $29.5 million and $53.9 million, respectively. These amounts include Elron's and RDC's bank deposits in the amounts of approximately $2 million and $38.4 million, respectively and other short term investments in securities by Elron in the amount of approximately $23.9 million. As of the date of filing this report, Elron and RDC have no debt.

1.2.4. Personnel

Termination of the Services Agreement with DIC – From May 2009 until March 2017, Elron was engaged in a Services Agreement with DIC, according to which, the Company received managerial and administrative services from a staff of employees hired by DIC. In February 2017, following approval of the Company's audit committee and board of directors, the Company's shareholders approved the termination of the Services Agreement with effect from March 31, 2017. Accordingly, commencing April 1, 2017, subsequent to the reporting date, the Services Agreement with DIC was terminated and 13 employees, including the Company's CEO, ended their employment with DIC and were hired as employees of Elron (for further details see Note 3.H to the Financial Statements).

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the three months ended March 31,		For the year ended December 31, 2016
	2017	2016
	Unaudited		Audited
	$ thousands
Loss attributable to Elron's shareholders	(6,063)	(4,911)	(26,814)
Loss per share attributable to Elron's shareholders (in $)	(0.20)	(0.17)	(0.90)

As previously mentioned, the loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) Taxes on income, in accordance with the details below *

	For the three months ended March 31,		For the year ended December 31, 2016
	2017	2016
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(5,435)	(4,596)	(17,598)
Excess cost amortization	(32)	(43)	(120)
Total	(5,467)	(4,639)	(17,718)
Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	21	301	(2,285)
Corporate operating expenses	(1,061)	(856)	(4,245)
Taxes on income	(13)	(61)	(1,109)
Other	457	344	(1,457)
Loss attributable to shareholders	(6,063)	(4,911)	(26,814)

*The results summarized in the table are presented net of non-controlling interests.

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of our group companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangibles assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as our group companies increase their investments in order to develop their products and advance their business, they cause us to record greater losses in respect of our share in their losses.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

The loss Elron recorded in the first quarter of 2017 in respect of its share in the net losses of Group Companies (net of non-controlling interests) resulted mainly from the losses of Pocared, BrainsGate, CartiHeal, Coramaze, Alcide and SixGill.

The loss Elron recorded in the first quarter of 2016 in respect of its share in the net losses of Group Companies (net of non-controlling interests) resulted mainly from the losses of Pocared, BrainsGate, CartiHeal, Coramaze and Open Legacy.

II)	Gain from disposal and revaluation of group companies, and changes in holdings, net:

In the first quarter of 2017 and in the first quarter of 2016 Elron recorded an immaterial gain from disposal and revaluation of group companies and changes in holdings, net.

III)	Corporate operating expenses

Corporate operating expenses include mainly general and administrative expenses. The increase in the corporate expenses in the first quarter of 2017 compared with the first quarter of 2016 resulted primarily from an increase in salary expenses due to the termination of the Services Agreement with DIC, according to which Elron bears the employment costs of its employees from the beginning of 2017 (see section 1.2.4 above), and from USD-NIS exchange rate fluctuations.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the First Quarter of 2017

1.3.2. Analysis of the consolidated statements of profit and loss

	For the three months ended March 31,		For the year ended December 31,
	2017	2016	2016
	Unaudited		Audited
	$ thousands			Explanation
Gain (loss) from disposal and revaluation of group companies and changes in holdings, net	33	557	(2,062)
In the first quarter of 2016, this item included mainly a $516 thousand gain recorded due to an increase in the value of contingent consideration in respect of the sale of Kyma Medical Technologies Ltd. ("Kyma", sold in September 2015, and subsequently renamed Zoll Medical Israel Ltd).

Financial income	1,597	1,439	2,437
Financial income in the first quarter of 2017 and in the first quarter of 2016 resulted mainly from USD-NIS exchange rate fluctuations with respect to NIS bank deposits held by RDC, interest income on deposits and increase in the value of marketable investments measured at fair value.

Total income	1,630	1,996	375

Research and development expenses	1,930	2,245	6,468	See analysis of Elron's and consolidated companies' operating expenses below.
Selling and marketing expenses	35	77	337
General and administrative expenses	1,976	1,373	7,035

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

For the three months ended March 31,		For the year ended December 31,
2017	2016	2016
Unaudited		Audited
$ thousands			Explanation

Equity in losses of associates, net	4,577	3,006	13,443
Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method.

As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associate below.

The increase in the first quarter of 2017 as compared with the first quarter of 2016 resulted mainly from the losses recorded in 2017 in respect of new companies in which Elron and RDC initially invested during 2016.

Financial expenses	56	340	383	Financial expenses in the first quarter of 2016 resulted mainly from a decrease in the value of marketable investments measured at fair value.
Other expenses, net	61	17	2,244
Total expenses	8,635	7,058	29,910
Loss before taxes on income	(7,005)	(5,062)	(29,535)
Taxes on income	(43)	(142)	(1,236)
Loss	(7,048)	(5,204)	(30,771)

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

For the three months ended March 31,		For the year ended December 31,
2017	2016	2016
Unaudited		Audited
$ thousands			Explanation

Loss attributable to the Company's shareholders	(6,063)	(4,911)	(26,814)
Loss attributable to non-controlling interests	(985)	(293)	(3,957)
The net income or loss attributable to non-controlling interests results mainly from the share of the non-controlling interests in the gain or loss recorded by RDC.

In the first quarter of 2017 and 2016, the loss attributable to non-controlling interests resulted mainly from the share of non-controlling interests in the gain or loss recorded by RDC, and from investments in new companies made by RDC in 2016.

In the first quarter of 2016, most of the loss was offset by financial income and gain from the change in value of the contingent consideration asset recorded by RDC in respect of the sale of Kyma.

Basic and diluted loss per share attributable to the Company's shareholders (in $)	(0.20)	(0.17)	(0.90)

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

Operating Expenses

Operating expenses in the first quarter of 2017 and 2016 amounted to $3,941 and $3,695 thousand, respectively, and comprised mainly of research and development expenses and general and administrative expenses of Elron's and consolidated companies' corporate operations, as detailed below:

	For the three months ended March 31,
	2017	2016
	$ thousands		Explanation
Corporate	1,061	857
The increase in the first quarter of 2017 compared with the first quarter of 2016 mainly resulted from an increase in salary expenses due to the termination of the Services Agreement with DIC, according to which Elron bears the employment costs of its employees from the beginning of 2017 (see section 1.2.4 above), and from USD-NIS exchange rate fluctuations.

RDC	515	319
The increase in the first quarter of 2017 compared with the first quarter of 2016 mainly resulted from directors' fees which RDC commenced paying its shareholders (including Elron) in 2017, and from USD-NIS exchange rate fluctuations.

Pocared	2,365	2,519
The decrease in the first quarter of 2017 compared with the first quarter of 2016 was mainly due to the fact that the FDA trial which was stopped in March 2016 has not yet resumed as of the date of this report. Pocared is preparing to conduct the new trial during 2017.

Total	3,941	3,695

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

1.3.3. Analysis of the results of operations of main associate

BrainsGate

	For the three months ended March 31,
	2017	2016
	Unaudited
	$ thousands		Explanation
Loss	1,681	1,392
BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly result from research and development expenses. The increase in loss in the first quarter of 2017 compared with the first quarter of 2016 resulted mainly from the increase in the number of patients recruited for its FDA trial.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the First Quarter of 2017

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	March 31, 2017	December 31, 2016
	Unaudited	Audited
	$ thousands
Total assets in the consolidated statement of financial position	164,659	170,684
Current assets	96,152	102,370
Investments in associates and other companies	41,353	43,204
Long-term receivables	6,533	6,531
Intangible assets	17,438	17,438
Current liabilities	9,392	8,399
Long-term liabilities	621	694
Total liabilities	10,013	9,093
Equity including non-controlling interests	154,646	161,591

Total equity at March 31, 2017 was $154,646 thousand, representing approximately 94% of the total assets in the statement of financial position, compared with $161,591 thousand at December 31, 2016, representing approximately 95% of total assets in the statement of financial position. The decrease in equity resulted mainly from the loss recorded in the first quarter of 2017.

Consolidated working capital at March 31, 2017 amounted to $86,760 thousand, compared with $93,971 thousand at December 31, 2016. The decrease in working capital resulted from the decrease in liquid resources due to investments in subsidiaries and associates (as detailed below) and due to Elron's and its subsidiaries' operating expenses during the first quarter.

With respect to the claim against Elron and others in connection with the sale of the shares of Elscint in 1999, as well as the supplementary settlement agreement submitted to the Court for approval and the provision in Elron's financial statements in order to cover the financial resources that may be required of the Company in order to expunge the claim, see Note 4 to the Financial Statements. The costs in connection with litigating the claim are unknown and there is no certainty as to the amount of financial resources which would be required in order to expunge the claim.

Elron's and RDC's primary cash flows (1)

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
	Unaudited
	$ thousands
Investments in Elron's and RDC's group companies (1)	(2,700)	(6,397)

(1) The amounts presented include RDC's and RDseed's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

Liquid resources balance

Consolidated liquid resources at March 31, 2017 amounted to $91,363 thousand (including bank deposits and other investments in securities in the total amount of approximately $70,449 thousand), compared with $96,380 thousand at December 31, 2016 (including short term bank deposits in the amount of approximately $69,204 thousand).

Elron's and RDC's non-consolidated liquid resources at March 31, 2017 amounted to $30,590 and $53,760 thousand, respectively (Elron's and RDC's liquid resources as of March 31, 2017 included other short term investments in securities of Elron in the amount of $24,417 thousand and bank deposits in the total amount of $40,526 thousand). Elron's and RDC's non-consolidated liquid resources at December 31, 2016 amounted to $34,032 and $52,255 thousand, respectively (as mentioned above Elron's and RDC's liquid resources as of December 31, 2016 included other short term investments in securities in the amount of approximately $25,284 thousand and bank deposits in the amount of approximately $37,348 thousand).

Uses of cash

The main uses of cash in the first quarter of 2017 were investments and loans to Group Companies in the amount of $2,700 thousand by Elron. Furthermore, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.2.

The main uses of cash in the first quarter of 2016 were investments and loans to Group Companies in the amount of $5,697 thousand by Elron, and $700 thousand by RDC. Furthermore, cash was used to pay corporate and RDC's operating expenses.

Investments in Group Companies during the first quarter of 2017 and 2016 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC
	For the three months ended March 31,
	2017	2016	2017	2016
	Unaudited
	$ thousands
Consolidated Companies:
Pocared	-	4,477	-	-
	-	4,477	-	-
Associates and Other Investments (1)
Coramaze	921	-	-	-
Notal Vision(2)	268	1,020	-	-
Alcide	750	-	-	-
Open Legacy	-	-	-	700
Nitinotes	761	-	-	-
Other	-	200	-	-
	2,700	1,220	-	700
Total investments	2,700	5,697	-	700

(1)	Subsequent to the reporting date Elron invested in CartiHeal an amount of $1,733 thousand.
(2)	Subsequent to the reporting date Elron invested in Notal Vision an additional amount of $628 thousand.

Proceeds from the disposal of Elron's and RDC's non-current investments

In the first quarter of 2017 and 2016, Elron and RDC did not receive cash in material amounts from disposal of investments.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2017

Main Group Companies' cash flows

	Cash flows used in operating activities		Liquid resources balance
	For the three months ended March 31, 2017	For the Three months ended March 31, 2016	As of March 31, 2017	As of December 31, 2016
	Unaudited			Audited
	$ thousands
BrainsGate	(1,494)	(1,426)	16,655	18,152
Pocared	(2,852)	(2,440)	6,736	9,727

Eduardo Elsztain Chairman of the Board of Directors	Ari Bronshtein CEO

May 24, 2017, Tel Aviv

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Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of March 31, 2017 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of March 31, 2017

Contents

Kost Forer Gabbay & Kasierer 3 Amindav St.	Tel: +972-3-6232525 Fax: +972-3-5622555	PwC Israel Trade Tower, 25 Hamered St.	Tel: +972-3-7954555 Fax: +972-3-7954556
Tel-Aviv 6706703, Israel	ey.com	Tel-Aviv 6812508, Israel	www.pwc.com/il

AUDITORS REVIEW REPORT

To the Shareholders of

ELRON ELECTRONIC INDUSRTIES LTD.

We have reviewed the accompanying condensed consolidated financial information of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, which comprises the interim consolidated statements of financial position as of March 31, 2017 and the related interim consolidated statements of income or loss, comprehensive loss, changes in equity and cash flows for the three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of associates, the investments in which, at the equity method, amounted to approximately $ 4,617 thousand as of March 31, 2017, and the Company's share in their losses amounted to approximately $ 1,095 thousand for the three months then ended. The condensed interim financial information of those associates was reviewed by other auditor, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review reports of the other auditor.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditor, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Tel-Aviv, Israel
May 24, 2017
KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global	Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2017	2016	2016
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	20,914	41,387	27,176
Bank deposits	44,031	78,377	43,920
Other investments in securities	24,417	24,915	25,284
Other accounts receivable	6,790	1,145	5,990

	96,152	145,824	102,370

Non‑current assets
Investments in associates	21,389	13,485	23,508
Investments in other companies measured at fair value	19,964	20,415	19,696
Long-term receivables	6,533	10,949	6,531
Property, plant and equipment, net	1,182	1,046	1,141
Long-term bank deposits	2,001	-	-
Intangible assets	17,438	17,438	17,438

	68,507	63,333	68,314

Total assets	164,659	209,157	170,684

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2017	2016	2016
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	712	239	440
Other accounts payable	8,680	4,795	7,959

	9,392	5,034	8,399

Long-term liabilities
Financial liabilities measured at fair value	621	564	694
Long term taxes	-	2,180	-

	621	2,744	694
Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	4,144	3,145	4,128
Accumulated deficit	(93,081)	(50,115)	(87,018)

	111,389	153,356	117,436

Non-controlling interests	43,257	48,023	44,155

Total equity	154,646	201,379	161,591

Total liabilities and equity	164,659	209,157	170,684

The accompanying notes are an integral part of the interim consolidated financial statements.

Eduardo Elsztain	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 24, 2017

Elron Electronic Industries Ltd.

Consolidated Statements of Income (Loss)

			For the
	For the three months ended March 31		year ended December 31
	2017	2016	2016
	Unaudited		Audited
	$ thousands (except for loss per share data)
Income
Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	33	557	(2,062)
Financial income	1,597	1,439	2,437

	1,630	1,996	375

Expenses
Research and development expenses	1,930	2,245	6,468
Selling and marketing expenses	35	77	337
General and administrative expenses	1,976	1,373	7,035
Equity in losses of associates, net	4,577	3,006	13,443
Financial expenses	56	340	383
Other expenses, net	8,635	7,058	29,910

Loss before taxes on income	(7,005)	(5,062)	(29,535)
Taxes on income	(43)	(142)	(1,236)

Loss	(7,048)	(5,204)	(30,771)

Attributable to:
The Company's shareholders	(6,063)	(4,911)	(26,814)
Non-controlling interests	(985)	(293)	(3,957)

	(7,048)	(5,204)	(30,771)

Loss per share attributable to the Company's shareholders (in $)

Basic and diluted loss per share	(0.20)	(0.17)	(0.90)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income (Loss)

			For the
	For the three months ended March 31		year ended December 31
	2017	2016	2016
	Unaudited		Audited
	$ thousands

Loss	(7,048)	(5,204)	(30,771)

Other comprehensive income (loss) (net of tax):

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operation	16	60	(81)

Total gain (loss) that would be reclassified to profit or loss under certain conditions	16	60	(81)

Total other comprehensive income (loss)	16	60	(81)

Total comprehensive loss	(7,032)	(5,144)	(30,852)

Attributable to:
Company's shareholders	(6,047)	(4,851)	(26,895)
Non-controlling interests	(985)	(293)	(3,957)

	(7,032)	(5,144)	(30,852)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands
Balance at January 1, 2017 (audited)	9,573	190,753	351	(1,192)	(174)	5,143	(87,018)	117,436	44,155	161,591

Total comprehensive income (loss)	-	-	-	-	16	-	(6,063)	(6,047)	(985)	(7,032)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	2	2
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	85	85

Balance at March 31, 2017	9,573	190,753	351	(1,192)	(158)	5,143	(93,081)	111,389	43,257	154,646

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands
Balance at January 1, 2016 (audited)	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

Total comprehensive income (loss)	-	-	-	-	60	-	(4,911)	(4,851)	(293)	(5,144)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	(60)	(60)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	181	181

Balance at March 31, 2016	9,573	190,753	351	(1,192)	(33)	4,019	(50,115)	153,356	48,023	201,379

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Audited
	$ thousands
Balance at January 1, 2016	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

Total comprehensive loss	-	-	-	-	(81)	-	(26,814)	(26,895)	(3,957)	(30,852)
Dividend to equity holders of the Company	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	73	73
Investment in Pocared by RDC	-	-	-	-	-	1,124	-	1,124	(1,124)	-
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	968	968

Balance at December 31, 2016	9,573	190,753	351	(1,192)	(174)	5,143	(87,018)	117,436	44,155	161,591

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

			For the
	For the three months ended March 31		year ended December 31
	2017	2016	2016
	Unaudited		Audited
	$ thousands

Cash flows from operating activities
Loss	(7,048)	(5,204)	(30,771)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	99	76	518
Financial income, net	(1,853)	(1,166)	(2,047)
Stock based compensation and changes in liability in respect of options	2	(60)	73
Change in fair value of financial liabilities measured at fair value	(73)	(129)	(490)
Loss (gain) from disposal and revaluation of investee companies and changes in holdings, net	(33)	(557)	2,062
Equity in losses of associates, net	4,577	3,006	13,443
Taxes on income	43	142	1,236
Other	(6)	73	82

	2,756	1,385	14,877

Changes in Assets and Liabilities:
Increase in other accounts receivable	(722)	(245)	(143)
Increase (decrease) in trade payables	272	(206)	(5)
Increase (decrease) in other accounts payable	678	(914)	649

	228	(1,365)	501

Cash paid and received during the period for:
Taxes paid	-	-	(1,692)
Interest received	193	294	1,275

	193	294	(417)

Net cash used in operating activities	(3,871)	(4,890)	(15,810)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

			For the
	For the three months ended March 31		year ended December 31
	2017	2016	2016
	Unaudited		Audited
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(140)	(94)	(631)
Investment in associates and other companies	(2,708)	(1,920)	(25,021)
Proceeds from sale of associates and other companies	49	4	71
Sale of other investments in securities, net	999	2,822	2,822
Withdrawal (investment) of deposits, net	(1,517)	(7,474)	26,879

Net cash provided by (used in) investment activities	(3,317)	(6,662)	4,120

Cash flows from financing activities
Dividend paid to the Company's shareholders	-	-	(15,000)
Investment of non-controlling interests in subsidiaries	85	523	1,815

Net cash provided by (used in) financing activities	85	523	(13,185)

Exchange rate differences in respect of cash and cash equivalents	841	465	100

Decrease in cash and cash equivalents	(6,262)	(10,564)	(24,775)

Cash and cash equivalents as of beginning of the period	27,176	51,951	51,951

Cash and cash equivalents as of end of the period	20,914	41,387	27,176

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields mainly including medical devices, cybersecurity, information technology (IT) and software for organizations. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of March 31, 2017.

The accompanying consolidated financial statements have been prepared as of March 31, 2017, and for the three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2016 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Note 2 – Significant Accounting Policies and Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulations").

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements.

Note 3 – Material Changes During the Reporting Period

A.
Cartiheal

CartiHeal (2009) Ltd. ("CartiHeal") is developing an implant for repair of articular cartilage and osteochondral defects. As of the reporting date, Elron held approximately 35% of CartiHeal's outstanding shares, and the investment in CartiHeal is accounted for under the equity method of accounting.

In April 2017, subsequent to the reporting date, CartiHeal entered into an investment agreement in the amount of approximately $18,400, led by a new investor and with the participation of CartiHeal's principal shareholders, including Elron, in consideration for Preferred F shares (Elron's share is approximately $5,200). The first installment in the amount of approximately $6,100 was invested immediately (Elron’s share in the first installment was approximately $1,700). Upon the completion of the entire investment Elron is expected to hold approximately 33% of CartiHeal's outstanding shares and the investment will continue to be accounted for under the equity method of accounting.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

B.	Coramaze

Coramaze Technologies GmbH (“Coramaze”) is a German company developing a minimally invasive device to treat functional mitral valve regurgitation. As of the reporting date, Elron holds approximately 31% of Coramaze’s outstanding shares. The investment in Coramaze is accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.e) to the annual consolidated financial statements, in January 2017, Coramaze entered into an agreement with its shareholders, including Elron, and a new investor, to increase the August 2015 investment agreement by a total amount of  €4,000 thousand to be invested in two installments, in consideration for preferred A shares (Elron’s share in the total investment is €1,700 thousand). The first installment in the amount of €2,000 thousand (approximately $2,100) was invested immediately. Elron’s share in this installment was €850 thousand (approximately $900). Upon the completion of the entire investment in Coramaze, Elron's share in Coramaze’s outstanding shares is not expected to change significantly.

C.	Open Legacy

Open Legacy Technologies Ltd. ("Open Legacy") is a company which develops and markets a platform allowing integration of information systems in organizations, based on API (Application Programming Interface). As of the reporting date, RDC Rafael Development Corporation Ltd. ("RDC", Elron's 50.1% held subsidiary) holds approximately 39% of Open Legacy's outstanding shares and the investment in Open Legacy is accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.g) to the annual consolidated financial statements, in February 2017, RDC, new investors and other shareholders of Open Legacy  increased the October 2016 financing round to an amount of approximately $6,800 (RDC's share in the investment amount remained $2,300).

D.	Alcide

Alcide.IO Ltd. ("Alcide") is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers. As of the reporting date, Elron holds approximately 26% of Alcide's outstanding shares and the investment in Alcide is accounted for under the equity method.

As mentioned in Note 3.B.4.j) to the annual consolidated financial statements, in February 2017, Elron invested in Alcide an amount of $750, as part of a financing round in the amount of up to $4,000 with the participation of new investors, in consideration for Preferred A-1 shares.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

E.	Secdo

Cyber Secdo Ltd. ("Secdo") is operating in the field of automatic detection and investigation of cyber events in organizations through a platform that protects endpoints. As of the reporting date, RDC holds approximately 22% of Secdo's outstanding shares and the investment in Secdo is accounted for under the equity method.

As mentioned in Note 3.B.4.k) to the annual consolidated financial statements, in February 2017, Secdo completed an investment with new investors and other shareholders of Secdo, including RDC, to increase the September 2016 financing round to an amount of approximately $8,000 (RDC's share in the investment amount remained $4,000).

F.	Nitinotes

Nitinotes Ltd. ("Nitinotes) is developing an endoscopic procedure that mimics gastric sleeve surgery for treatment of obesity. As of the reporting date, Elron holds approximately 24% of Nitinotes's outstanding shares.

As mentioned in Note 3.B.4.j) to the annual consolidated financial statements, in September 2016, Elron entered into its first investment agreement with Nitinotes, together with other shareholders of Nitinotes, for an approximately $4,100 investment in Nitinotes, to be invested in three installments, in consideration for Preferred A shares (Elron's share is approximately $3,000). The first installment in the amount of approximately $1,000 was invested immediately (Elron's share in the first installment was approximately $800). In March 2017, the second installment in the amount of approximately $1,000 was invested (Elron’s share in the second installment was approximately $800). Upon the completion of the entire investment Elron is expected to hold approximately 36% of Nitinotes's outstanding shares.

G.	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 21% of Notal's outstanding shares and approximately 18% on a fully diluted basis. The investment in Notal is accounted for as a financial asset measured at fair value through profit or loss.

As mentioned in Note 7.A to the annual consolidated financial statements, in October 2016, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $10,000, to be invested in two installments, in consideration for Preferred D shares (Elron's share in the total investment amount is approximately $1,800). The first installment in the amount of $5,000 was invested immediately. The second installment was invested in March and April 2017 (Elron’s share in each installment was approximately $900).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

H.	Services Agreement with DIC and its termination

As mentioned in Note 18.B) to the annual consolidated financial statements, in January 2017 and in February 2017, the Company's audit committee, board of directors and shareholders approved the termination of the Services Agreement between the Company and DIC with effect from March 31, 2017, and also approved the agreements reached between the Company and DIC whereby following the termination of the Services Agreement, the employees ended their employment with DIC and were hired as employees of Elron.

Note 4 – Contingent Liabilities

As mentioned in Note 14.A to the annual consolidated financial statements, in April 2016, an application for approval of a partial settlement arrangement regarding Elscint (amongst all plaintiffs and all defendants, except for Elron and the group of directors on its behalf) was submitted to court. The settlement arrangement was attached to the court’s application, and pursuant to which, inter alia, if the settlement arrangement shall be approved, compensation in the aggregate and final sum (which includes compensation to the plaintiffs, costs and contribution to attorney fees) of NIS 46,000 thousand (approximately $12,000) will be paid. The application for the approval of said partial settlement was rejected by the District Court, and in May 2017, after the reporting date, the defendants which are parties to said partial settlement arrangement (as aforementioned, Elron is not a party to said partial settlement arrangement) submitted an application to the Supreme Court for permission to appeal in this matter. In January 2017, a complementary settlement agreement signed by plaintiffs, the Company and the group of directors on its behalf was submitted to the court, pursuant to which, in case such settlement will be approved, an amount not to exceed NIS 6,250 thousand will be paid (which amount includes remuneration and compensation to the plaintiffs, costs and contribution to attorney fees), out of which Elron’s share will not exceed NIS 4,250 thousand (approximately $1,200). In May 2017, after the reporting date, the Company gave its consent to a certain non-material amendment to the arrangement. The Complementary Settlement Agreement is subject to court approval and there is no assurance that such approval will be obtained and if it will be approved in its wording as submitted to the Court.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 5 – Summarized data of the financial statements of associate, unadjusted to the Group's percentage of holdings

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests

As of March 31, 2017 (unaudited)
BrainsGate Ltd.	16,823	59	16,882	2,384	3,738	6,122	10,760	-

As of March 31, 2016 (unaudited)
BrainsGate Ltd.	7,052	71	7,123	2,246	1,688	3,934	3,189	-

As of December 31, 2016 (audited)
BrainsGate Ltd.	18,320	62	18,382	2,285	3,739	6,024	12,358	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the year	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests	Other comprehensive income (loss)	Total comprehensive loss

For the three months period ended March 31, 2017 (unaudited)
BrainsGate Ltd.	-	-	(1,936)	(1,681)	(1,681)	(1,681)	-	-	(1,681)

For the three months period ended March 31, 2016 (unaudited)
BrainsGate Ltd.	-	-	(1,390)	(1,392)	(1,392)	(1,392)	-	-	(1,392)

For the year ended December 31, 2016 (audited)
BrainsGate Ltd.	-	-	(5,690)	(7,090)	(7,090)	(7,090)	-	-	(7,090)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments

A.	Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, bank deposits, other investments in securities, other accounts receivable, investments in other companies measured at fair value, long term receivables, other accounts payable, trade payables and financial liabilities measures at fair value through profit or loss, conform to or approximate their fair values.

B.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets measured at fair value:

	As of March 31, 2017
	Unaudited
	Level 1	Level 2	Level 3
Investments in other companies measured at fair value	-	-	19,964
Other investments in securities	-	24,417	-
Other accounts receivable	-	-	7,837
	-	24,417	27,801
Financial liabilities measured at fair value through profit or loss:	-	-	621

	As of March 31, 2016
	Unaudited
	Level 1	Level 2	Level 3
Investments in other companies measured at fair value	-	-	20,415
Other investments in securities	-	24,915	-
Other accounts receivable	-	-	7,304
	-	24,915	27,719
Financial liabilities measured at fair value through profit or loss:	-	-	564

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments (Cont.)

	As of December 31, 2016
	Audited
	Level 1	Level 2	Level 3
Investments in other companies measured at fair value	-	-	19,696
Other investments in securities	-	25,284	-
Other accounts receivable	-	-	7,837
	-	25,284	27,533

Financial liabilities measured at fair value through profit or loss:	-	-	694

Changes in financial assets classified in Level 3:

For the first quarter of 2017:

	Financial assets measured at fair value	Financial liabilities measured at fair value

Balance as of January 1, 2017 (audited)	27,533	(694)

Total recognized income in profit or loss (*)	-	73
Investment	268	-
Balance as of March 31, 2017 (unaudited)	27,801	(621)

(*) The entire gain included in profit or loss relating to assets and liabilities held at the end of the reporting period.

For the first quarter of 2016:

	Financial assets measured at fair value	Financial liabilities measured at fair value

Balance as of January 1, 2017 (audited)	26,135	(351)

Total recognized income in profit or loss	564	129
Investment of non-controlling interests in consolidated company	-	(342)
Investment	1,020	-
Balance as of March 31, 2017 (unaudited)	27,719	(564)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments (Cont.)

For the year ended December 31, 2016:

	Financial assets measured at fair value	Financial liabilities measured at fair value
	Audited

Balance as of January 1, 2016	26,135	(351)

Total recognized income (loss) in profit or loss	(2,126)	490
Investment of non-controlling interests in consolidated company	-	(833)
Investment	3,524	-
Balance as of December 31, 2016	27,533	(649)

C.	Valuation techniques

For details on the fair value of investments in unquoted shares, see Note 7 to the annual consolidated financial statements.

Elron Electronic Industries Ltd.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A.	Details relating to investments in the interim consolidated financial statements as of March 31, 2017 (unaudited)

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment March 31,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2017
	%						$ thousands
Investments in investee companies

Subsidiaries:
Pocared Diagnostics Ltd.	55.05	11.64	66.69	60.88	66.41	58.65	17,372

Associates:
BrainsGate Ltd.	29.82	-	29.82	29.82	26.61	26.61	2,826
Cartiheal (2009) Ltd.	34.85	-	34.85	34.85	28.21	28.21	3,156
Coramaze technologies GmbH	31.12	-	31.12	31.12	31.12	31.12	2,085
Cloudyn Software Ltd.	-	39.53	39.53	19.80	33.50	16.78	3,478
SixGill Ltd.	21.99	-	21.99	21.99	24.65	24.65	1,264
SecuredTouch Inc.	-	29.07	29.07	14.57	24.64	12.35	1,412
Alcide IO Ltd.	26.39	-	29.39	26.39	22.92	22.92	1,297
M.G. Therapeutics Ltd.	17.00	-	17.00	17.00	22.63	22.63	-
Plymedia Israel (2006) Ltd.	23.33	-	23.33	23.33	17.97	17.97	-
Audioburst Ltd.	10.88	-	10.88	10.88	9.25	9.25	-
Open Legacy Technologies Ltd.	-	39.32	39.32	19.70	33.65	16.86	2,178
IronScales Ltd.	-	27.03	27.03	13.54	30.00	15.03	-
SinuSafe Ltd.	21.90	-	21.90	21.90	19.74	19.74	76
Nitiniotes Ltd.	23.75	-	23.75	23.75	21.29	21.29	1,153
Cyber Secdo Ltd.	-	21.66	21.66	10.85	19.05	9.54	2,439

Other investments:

Notal Vision Inc.	21.11	-	21.11	21.11	17.59	17.59	15,268
Atlantium Technologies Ltd.	6.16	-	6.16	6.16	5.49	5.49	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,500

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC multiplied by 50.10%. (Elron's holding rate in RDC).

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of March 31, 2017 Unaudited

Kost Forer Gabbay & Kasierer 3 Amindav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com	PwC Israel Trade Tower, 25 Hamered St. Tel-Aviv 6812508, Israel	Tel: +972-3-7954555 Fax: +972-3-7954556 www.pwc.com/il

The Shareholders of Elron Electronic Industries Ltd.
Azrieli Center, 42 floor
Tel Aviv, 69306
Israel

Re:	Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate condensed interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. (the "Company") as of March 31, 2017 and for the three months period then ended. The Company's board of directors and management are responsible for the separate condensed interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the interim condensed financial information of the associates, the investments in which, at the equity method, amounted to approximately $4,617 thousand as of March 31, 2017, and the Company's share in their losses amounted to approximately $1,095 thousand for the three months then ended. The interim condensed financial information of those associates was reviewed by other auditor, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review reports of the other auditor.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate condensed interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel
May 24, 2017
2

Special Report according to Regulation 38d

Financial Data and Information from the Interim Consolidated Financial Statements

Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("Separate Data") are derived from the Company's Interim Consolidated Financial Statements as of March 31, 2017, and for the three months then ended ("the Interim Consolidated Financial Statements"), which form part of the Company's periodic reports. The Separate Data is presented in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970.

The significant accounting policies followed in the preparation of the following Separate Data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2016 ("Consolidated Financial Statements for 2016") and the Company's Interim Consolidated Financial Statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's Interim Consolidated Financial Statements.
In the Separate Data, such transactions are presented as follows:

¡	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the Interim Consolidated Financial Statements.
¡
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the Interim Consolidated Financial Statements.

¡	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the Interim Consolidated Financial Statements.

3

 Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
	$ thousands
Current assets

Cash and cash equivalents	6,124	9,161	8,701
Bank deposits	-	34,237	-
Other investments in securities	24,417	24,915	25,284
Other accounts receivable	3,250	635	3,032

	33,791	68,948	37,017

Non‑current assets

Investments in subsidiaries and associates, net	109,119	140,132	139,288
Investments in other companies measured at fair value	19,676	20,127	19,408
Long-term receivables	269	2,340	269
Property, plant and equipment, net	23	8	25

	129,087	162,607	158,990

Total assets	162,878	231,555	196,007

The accompanying additional information is an integral part of the separate financial data and information.
4

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
	$ thousands
Current liabilities

Trade payables	470	79	192
Other accounts payable	4,013	1,904	3,730

	4,483	1,983	3,922

Long-term liabilities

Other long term liabilities (Note 2)	47,006	76,216	74,649

	47,006	76,216	74,649

Equity attributable to the Company's shareholders

Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	4,144	3,145	4,128
Accumulated deficit	(93,081)	(50,115)	(87,018)

Total equity	111,389	153,356	117,436

	162,878	231,555	196,007

The accompanying additional information is an integral part of the separate financial data and information.

Eduardo Elsztain,	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 24, 2017
5

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements of Income (Loss) Attributable to the Company

	For the three months ended March 31,		For the year ended December 31,
	2017	2016	2016
	Unaudited		Audited
	$ thousands
Income

Financial income (Note 2)	271	159	1,029

Expenses

General and administrative expenses	1,061	856	4,245
Financial expenses (Note 2)	2,742	2,591	1,049
Other expenses, net	61	17	2,238

	3,864	3,464	7,532

	(3,593)	(3,305)	(6,503)

Gain (loss) from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	9	41	(2,523)
Company's share of loss of subsidiaries and associates	(2,479)	(1,647)	(16,726)

Loss before taxes on income	(6,063)	(4,911)	(25,752)
Taxes on income	-	-	(1,062)
Loss attributable to the Company's shareholders	(6,063)	(4,911)	(26,814)

The accompanying additional information is an integral part of the separate financial data and information.
6

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (Loss) Attributable to the Company

	For the three months ended March 31,		For the year ended December 31,
	2017	2016	2016
	Unaudited		Audited
	$ thousands

Loss attributable to the Company's shareholders	(6,063)	(4,911)	(26,814)

Other comprehensive income (loss) (net of tax):

Amounts that are classified or may be reclassified to profit or loss under certain conditions:
Foreign currency translation differences for foreign operation	16	60	(81)

Total income (loss) that would be reclassified to profit or loss under certain conditions	16	60	(81)

Total other comprehensive income (loss) attributable to the Company	16	60	(81)

Total comprehensive loss attributable to the Company's shareholders	(6,047)	(4,851)	(26,895)

The accompanying additional information is an integral part of the separate financial data and information.
7

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the three months ended March 31,		For the year ended December 31,
	2017	2016	2016
	Unaudited		Audited
	$ thousands
Cash flows from operating activities

Loss attributable to the Company	(6,063)	(4,911)	(26,814)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Company's share of loss of subsidiaries and associates	2,479	1,647	16,726
Depreciation	2	2	-
Financial income, net	(263)	(67)	(1,371)
Taxes on income	-	-	1,062
Loss (gain) from disposal and revaluation of investee companies and changes in holdings, net	(9)	(41)	2,523
Other	(371)	(259)	(189)

	1,838	1,282	18,751
Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(256)	(229)	81
Increase (decrease) in trade payables	278	(8)	105
Increase (decrease) in other accounts payable	283	(1,006)	1,400
Increase (decrease) in other long term liabilities	(27,643)	2,656	1,089

	(27,338)	1,413	2,675
Cash received during the period for:
Taxes paid	-	-	(1,642)
Interest received	131	118	876

	131	118	(766)

Net cash used in operating activities	(31,432)	(2,098)	(6,154)

The accompanying additional information is an integral part of the separate financial data and information.
8

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the three months ended March 31,		For the year ended December 31,
	2017	2016	2016
	Unaudited		Audited
	$ thousands

Cash flows from investment activities

Purchase of property and equipment	-	-	(15)
Investment in associates and subsidiaries	(2,708)	(5,697)	(21,525)
Proceeds from sale of investments in associates and subsidiaries	47	4	28
Sale of (investment in) other investments in securities, net	999	(1,970)	(1,970)
Withdrawal of bank deposits, net	-	5,027	39,442
Dividend received (Note 2)	30,517	-	-

Net cash provided by (used in) investment activities	28,855	(2,636)	15,960

Cash flows from financing activities

Dividend paid to the Company's shareholders	-	-	(15,000)

Net cash used in financing activities	-	-	(15,000)

Decrease in cash and cash equivalents	(2,577)	(4,734)	(5,194)

Cash and cash equivalents as of beginning of the period	8,701	13,895	13,895

Cash and cash equivalents as of end of the period	6,124	9,161	8,701

The accompanying additional information is an integral part of the separate financial data and information.
9

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands, except for price per share

1.	General

The accompanying condensed separate financial data as of March 31, 2017 and for the three months then ended, have been prepared in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's Consolidated Financial Statements for 2016, the Company's Interim Consolidated Financial Statements and accompanying notes.

2.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes. Exchange rate differences related to these capital notes are included under line item financial income or financial expenses in the statement of income (loss).

On January 22, 2017 Elbit Ltd. distributed a dividend to Elron in the amount of approximately $30,517 which was used by Elron to repay a capital note in the amount of approximately $30,960, out of the capital notes mentioned above.

10

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of March 31, 2017

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the annual report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended December 31, 2016 (the "Last Annual Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on this assessment, the Corporation's board of directors and management deemed the internal control as of December 31, 2016 effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Annual Report Regarding the Internal Control.

As of the date of this report, based on the assessment of the effectiveness of the internal control in the Last Annual Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2017 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 24, 2017                              ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2017 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 24, 2017                     ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)
Report as of march 31, 2017
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of March 31, 2017 (1 USD = 3.632 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by  the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	110,925

(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	324,564